WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
e-mail:  wmslaw@tampabay.rr.com

February 22, 2012

Ryan Houseal
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	ChatChing, Inc.
Registration Statement on Form S-1
Amendment No. 4.
File No. 333-176962

Dear Mr. Houseal:

We have filed on EDGAR the above Amendment No. 3.

We understood that the staff had no further comments on Amendment No. 3 except to update the financial statements as required by Regulation S-X and update all related financial information in the registration statement.

As discussed with the staff, the Company’s fiscal year end is September 30, and we have conformed relevant dates in the registration statement to that date as the year end.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.